*KH 2/14

11015542

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67803

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Deer Isle Capital, LLC**
(Formerly Millennium Global Capital, LLC)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Rockefeller Plaza
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dianna Raedle — 212-488-0550
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company , P.C
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

RECD S.E.C.
FEB 14 2011
803

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

KH 2/15

OATH OR AFFIRMATION

I, Mary Thomas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Deer Isle Capital, LLC (Formerly Millennium Global Capital, LLC), as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Mary Thomas
Signature

Chief Financial Officer
Title

Susan John
Notary Public

SUSAN JOHN
Notary Public, State of New York
No. 01JO6054594
Qualified in Queens County
Commission Expires March 24, 2011

1/31/2011

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEER ISLE CAPITAL, LLC
(FORMERLY MILLENNIUM GLOBAL CAPITAL, LLC)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2010

DEER ISLE CAPITAL, LLC
(Formerly Millennium Global Capital, LLC)

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Director and Member of
Deer Isle Capital, LLC (Formerly Millennium Global Capital, LLC)

We have audited the accompanying statement of financial condition of Deer Isle Capital (Formerly Millennium Global Capital, LLC) (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Deer Isle Capital, LLC (Formerly Millennium Global Capital, LLC) as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
January 27, 2011

DEER ISLE CAPITAL, LLC
(Formerly Millennium Global Capital, LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS		
Cash	$	74,955
Prepaid expenses		24,515
	$	99,470
MEMBER'S EQUITY	$	99,470

See accompanying notes to financial statements.

1. Nature of business

Deer Isle Capital, LLC (formerly Millennium Global Capital, LLC) (the "Company") is a Delaware limited liability company and is wholly-owned by Deer Isle Group, LLC (formerly Millennium Global Asset Management, LLC), (the "Parent"). The Company is registered as a broker dealer with the Securities and Exchange Commission ("SEC") and became a member of FINRA upon receiving its approval in July 2008.

On August 27, 2010 the Company, formerly known as Millennium Global Capital, LLC, officially changed its name to Deer Isle Capital, LLC.

The Company's operations consist primarily of marketing non-U.S. registered funds sponsored or advised by related enterprises ("Millennium Asset Management Limited", "Millennium Group Holdings Limited"), and their related entities (collectively, the "Millennium Group" or the "Affiliate") to institutional clients in the United States and Canada.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on January 27, 2011. Subsequent events have been evaluated through this date.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Revenue Recognition

The Company records sales income from sales of funds in accordance with its placement agreement. Revenues under this arrangement are accrued as earned and are based on a percentage of the monthly management and performance fee earned by the Affiliate on funds managed as referred by the Company.

The Company records fee income from its Parent for marketing, promotion and other related activity in accordance with an informal placement agreement. Revenues under this arrangement are accrued as earned.

The Company also records fee income as earned under various placement agreements with third parties to cover certain expenditures related to these agreements.

Income Taxes

The Company is a limited liability company, and has elected to be treated as a disregarded entity for income tax purposes with its operating results are included with those of its Parent and therefore the Company itself is not subject to U.S. Federal income taxes. The Company's Parent is subject to New York City Unincorporated Business Tax ("UBT"). The Company accounts for the UBT tax as though the Company filed its own return. Since inception,

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

the Company's Parent has received the benefit of the net operating losses ("NOL's") generated by the Company and as such there is no cumulative UBT NOL carryover.

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for the difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce member's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Based on its analysis, the Company has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2008. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

3. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and that the ratio of the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company's net capital was approximately $75,000, which was approximately $70,000 in excess of its minimum requirement of $5,000.

4. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exceptive provision under subparagraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

5. Concentrations of credit risk

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

6. Related party transactions

The Company has an Administrative Service Agreement (the "Agreement") with its Parent. The Agreement requires the Parent to provide certain services required by the Company to operate its business, including by not limited to employee compensation and benefits, office facilities and services, office equipment and technology. The Agreement also allows the Parent to waive reimbursement of these expenses and therefore recognize them as an additional equity contribution by the Parent to the Company.

For the year ended December 31, 2010, the Parent has waived reimbursement for $344,210 of expenses paid on behalf of the Company. These expenses have been recognized as equity contributions by the Parent to the Company. In accordance with the Agreement, such waived reimbursement shall no longer be subject to the Agreement and the Parent shall have no further right with respect to such payment or reimbursements, except as a contributor of equity capital to the Company. During 2010, as discussed in Note 2, there was no fee income earned from the Parent for providing marketing and related activities and services.